VEON Delivers Record Digital Growth: 4Q25 Digital Revenues Grow 84% to 20.1% of Total, Driving 17% Revenue and 29% EBITDA Growth in 4Q25 Dubai and New York, March 13, 2026 – VEON Ltd. (NASDAQ: VEON), a global digital operator, today announced strong financial and operating results for the fourth quarter and full year ended December 31, 2025. Key Highlights – Fourth Quarter 2025  Total revenue grew 17.4% year-on-year (“YoY”) to USD 1,171 million.  EBITDA increased 29.1% YoY to USD 527 million, with EBITDA margin expanding 410 bps to 45.0%.  Digital revenues grew 84.1% YoY to USD 235 million, accounting for 20.1% of Group revenue.  Financial services revenues rose 28.1% YoY to USD 120 million. Key Highlights – Full Year 2025  Total revenue increased 9.9% YoY to USD 4,399 million.  EBITDA rose 18.8% YoY to USD 2,009 million, with EBITDA margin expanding 350 bps to 45.7%.  Digital revenues grew 62.5% YoY to USD 759 million, representing 17.3% of Group revenue. Digital EBITDA was USD 207 million, reflecting an EBITDA margin of 27.3%.  Financial services revenues grew 34.3% YoY to USD 425 million.  Equity free cash flow after leases and licenses reached USD 624 million.  Capex amounted to USD 930 million, with LTM capex intensity of 21.2% (16.6% excluding Ukraine).  Total cash, cash equivalents and deposits stood at USD 1,734 million, including USD 557 million at headquarters.  Net debt (excluding lease liabilities) to EBITDA improved to 1.09x. Capital Allocation and Strategic Developments VEON maintained disciplined capital allocation, completing its first USD 100 million buyback program (2.14 million ADSs repurchased), and launching a second program on November 14, 2025 (614.5K ADSs repurchased for USD 32.5 million, plus USD 3 million of 2027 Notes, as of 10 March 2026). VEON has adopted a policy framework targeting at least USD 100 million in annual share repurchases, subject to market conditions and Board approval. VEON intends to implement this framework for future buyback programs upon completion of the current USD 100 million program, with all shares repurchased under such future programs to be cancelled. In March 2026, VEON reached an agreement with the Dhabi Group regarding historical shareholder claims, and will welcome His Highness Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Other milestones include:  Successful secondary public offering of Kyivstar shares, raising USD 140 million net proceeds and expanding the investor base.

 Acquisition of Tabletki.ua, Ukraine’s leading online healthcare marketplace, for USD 160 million, expanding digital healthcare offerings.  Transfer of VEON’s ADS listing to the Nasdaq Global Select Market and inclusion in the S&P Global Broad Market Index and MSCI Ukraine Index.  Ongoing progress toward acquiring TPL Insurance Limited in Pakistan to bolster digital financial services (expected close mid-2026, subject to approvals).  Jazz securing largest allocation with 190 MHz in Pakistan’s mobile spectrum auction in March 2026, reinforcing Jazz’s network leadership and service innovation 2026 Outlook For 2026, VEON expects:  Total revenue growth of 9%–12% YoY in USD terms  EBITDA growth of 7%–10% YoY in USD terms  Capex intensity (excluding Ukraine) of 14%–16% Commenting on the results, VEON Group CEO Kaan Terzioglu said “2025 marked a pivotal inflection point for VEON as a digital operator. For the first time, digital service customers surpassed traditional connectivity subscribers. Resilient core execution, explosive digital growth, especially in financial services, and rigorous cost discipline delivered revenue and EBITDA ahead of forecasts, continuing our track record of keeping the promises we make to investors. Strategic moves like acquiring ride hailing and delivery company Uklon, pharmaceutical and health products marketplace Tabletki.ua, advancing the planned acquisitions of TPL Insurance in Pakistan and classifieds business OLX in Kazakhstan (awaiting regulatory approvals), expanding our Starlink Direct-to-Cell partnership, and strengthening our capital markets profile position us strongly for sustained value creation.” Additional information View the full FY25 Earnings Release View FY25 Results Presentation View FY25 Factbook FY25 results conference call VEON will also host a results conference call with senior management at 16:00 GST (13:00 CET, 8:00 ET) today. To register and access the event, please click here or copy and paste this link to the address bar of your browser: https://veon-fy25-and-4q25-results-presentation.open-exchange.net/registration Once registered, you will receive registration confirmation on the email address mentioned during registration with the link to access the webcast and dial-in details to listen to the conference call over the phone. We strongly encourage you to watch the event through the webcast link, but if you prefer to dial in, then please use the dial-in details.

Join the Conversation Live In addition to the webcast, the conference call will also be livestreamed on YouTube. This option allows you to follow the discussion in real time from any device without the need for registration or dial-in details. Simply click here or copy and paste this link to the address bar of your browser: https://www.youtube.com/live/9JiE8saO38s Q&A If you want to participate in the Q&A session, we ask that you select the ‘Yes' option on the ‘Will you be asking questions live on the call?’ dropdown. That will bring you to a page where you can join the Q&A room by clicking 'Connect to meeting’. You will be brought into a zoom webinar where you can listen to the presentation and once Q&A begins, if you have a question, please use the ‘raise hand button’ on the bottom of your zoom screen. When it is your turn to speak, the moderator will announce your name as well as sending a message to your screen asking you to confirm you want to talk. Once accepted, please unmute your mic and ask your question. You can also submit your questions prior the webcast event to VEON Investor Relations at ir@veon.com. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 150 million connectivity and over 135 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Notice to reader VEON's results and other financial information presented in this document are preliminary and subject to financial closing procedures that have not yet been completed, and are, therefore, subject to change. This document contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to VEON’s future operating results, targets, or financial positions. Forward- looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, such as those discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

See “Disclaimer and Notice to Readers” in our full 4Q25 Earnings Release for a more fulsome description of the above. Contact Information VEON Investor Relations ir@veon.com